Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-277061
Texas Capital Bancshares, Inc.
$400,000,000
5.301% Fixed-to-Floating Rate Senior Notes due 2032
Pricing Term Sheet
February 24, 2026
The following information relates only to Texas Capital Bancshares, Inc.’s offering (the “Offering”) of its 5.301% Fixed-to-Floating Rate Senior Notes due 2032 (the “notes”) and should be read together with the preliminary prospectus supplement dated February 24, 2026 relating to this Offering and the accompanying prospectus dated February 14, 2024, including the documents incorporated and deemed to be incorporated by reference therein.

Issuer	Texas Capital Bancshares, Inc. (Nasdaq: TCBI)

Title of Security	5.301% Fixed-to-Floating Rate Senior Notes due 2032

Type of Offering	SEC Registered

Expected Ratings (Moody’s / S&P)*	Baa3 (Stable) / BBB- (Positive)

Principal Amount	$400,000,000

Trade Date	February 24, 2026

Settlement Date (T+3**)	February 27, 2026 (the “Issue Date”)

Benchmark Treasury	UST 3.75% due January 31, 2031

Benchmark Treasury Price and Yield	100-21.25; 3.601%

Spread to Benchmark Treasury	170 bps

Yield to Maturity	5.301%

Fixed Interest Rate	5.301% per annum.

Fixed Interest Rate Period	From, and including, the Issue Date to, but excluding, February 27, 2031.

Fixed Interest Payment Dates	Interest during the fixed interest period will be payable semi-annually in cash in arrears on February 27 and August 27 of each year, commencing on August 27, 2026.
Floating Interest Rate	Compounded SOFR, determined as set forth under “Description of the Notes—Interest—Compounded SOFR” in the preliminary prospectus supplement, plus 1.94%. The interest rate on the notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application and will in no event be lower than zero.
Floating Interest Rate Period	From, and including, February 27, 2031 to, but excluding, the maturity date.
Floating Interest Payment Dates	Interest during the floating rate period will be payable quarterly in cash in arrears on May 27, 2031, August 27, 2031, November 27, 2031 and at the maturity date.
Maturity Date	February 27, 2032

Reset Date	February 27, 2031

Denominations	$2,000 x $1,000

Optional Redemption
On the Reset Date, the Issuer may redeem the notes, in whole, but not in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. At any time and from time to time on or after January 28, 2032 (30 days prior to the maturity date), the Issuer may redeem the notes in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. The notes will not be subject to repayment at the option of the holder at any time prior to maturity.
The Issuer may also redeem the notes at any time prior to their maturity, including prior to the Reset Date, in whole, but not in part at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date upon the occurrence of a “Tax Event” or Texas Capital becoming required to register as an investment company pursuant to the 1940 Act as set forth under “Description of the Notes—Optional Redemption” in the prospectus supplement.

Coupon	5.301%

Price to Public	100.00% of principal amount

Underwriting Discount	0.40% of principal amount

Proceeds, Before Expenses	$398,400,000

Use of Proceeds	The Issuer intends to use the net proceeds of this offering for general corporate purposes, which may include, among other uses, funding the redemption of its Subordinated Notes due 2031.

CUSIP / ISIN	88224Q AC1 / US88224QAC15

Joint Book-Running Managers	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC TCBI Securities, Inc.
Co-Managers	J.P. Morgan Securities LLC Keefe, Bruyette & Woods, Inc

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer expects to deliver the notes against payment for the notes on or about February 27, 2026, which will be the third business day following the date of the pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission

(“SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the Issuer has filed with the SEC and incorporated by reference in such documents for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC at 1-866-471-2526, Morgan Stanley & Co. LLC at 1-866-718-1649 or TCBI Securities, Inc. at 1-866-355-6329.